Filed Pursuant to Rule 433
Registration Nos. 333-229037 & 333-229037-02

**FULL PRICING DETAILS** $1.097+bn Hyundai Auto Receivables Trust (HART) 2019-B

Joint Leads:	RBC (str), BNPP, CA, Lloyds, Mizuho, MUFG
Co-Managers:	HSBC, Wells

Anticipated Capital Structure

CLS	AMT($MM)	WAL	S&P/F	P.WIN	L.FIN	BNCH	SPRD	YLD%	CPN%	PRICE
A1	247.000	0.25	A-1+/F1+	1-6	10/20	IntL	-2	1.90713	1.90713	100.00000
A2	348.000	1.01	AAA/AAA	6-18	07/22	EDSF	+19	1.944	1.93	99.99381
A3	348.000	2.20	AAA/AAA	18-36	02/24	IntS	+30	1.950	1.94	99.99539
A4	100.750	3.30	AAA/AAA	36-44	04/25	IntS	+39	2.015	2.00	99.97890
B	20.260	3.76	AA+/AA+	44-46	04/25	IntS	+60	2.221	2.21	99.99707
C	33.800	3.93	AA-/A+	46-47	06/26	IntS	+80	2.420	2.40	99.97035

Expected Pricing : PRICED	Offered Size : $1,097,810,000
Expected Settle : 11/06/19	Pricing Speed : 1.30% ABS to 5% call
First Pay Date : 12/16/19	Registration : Public / SEC Registered
Expected Ratings : S&P/Fitch	ERISA Eligible : Yes
BBERG Ticker : HART 2019-B	EU RR Compliant : No
Bill & Deliver : RBC	Min Denoms : 1k x 1k

Available Materials

* Prelim Prospectus, FWP (Attached)

* Intex CDI (Attached)

* Intex Dealname: rbchyar19b; Password: KAB7

* Investor presentation: www.dealroadshow.com; Password: HART19B

Cusips:

A-1 44891J AA6

A-2 44891J AB4

A-3 44891J AC2

A-4 44891J AD0

B 44891J AE8

C 44891J AF5

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 866 375-6829.